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As filed with the Securities and Exchange Commission on October 21, 2003

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Canadian National Railway Company
(Exact Name of Registrant as Specified in Its Charter)

Canada (Province or other jurisdiction of incorporation or organization)	4011 (Primary Standard Industrial Classification Code Number)	E.I. 980018609 (I.R.S. Employer Identification No.)

935 de La Gauchetière Street West
Montreal, Quebec, Canada H3B 2M9
(514) 399-5430
(Address and telephone number of Registrant's principal executive offices)
CT Corporation System
111 8th Avenue
New York, NY 10011
(212) 894-8600
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States

Copies to:
Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Sean Finn Canadian National Railway Company 935 de la Gauchetière Street West Montreal, Quebec, Canada H3B 2M9 (514) 399-2100	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public:
At such time or times on or after the effective date of this Registration Statement as the Registrant shall determine.

Province of Quebec, Canada
(Principal jurisdiction regulating this offering)

        It is proposed that this filing shall become effective (check appropriate box):

        A.    ☐ upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

        B.    ☒ at some future date (check the appropriate box below):

    1.
    ☐ pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

    2.
    ☐ pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance (date).

    3.
    ☒ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect thereto.

    4.
    ☐ after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Debt Securities(3)	$1,000,000,000	100%	$1,000,000,000	$80,900

(1)
Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of $1,000,000,000 and, if any debt securities are issued at original issue discount, such greater amount as shall result in net proceeds of $1,000,000,000 to the Registrant.

(2)
Estimated solely for the purpose of computing the registration fee.

(3)
Also includes such indeterminate amount of debt securities as may be issued upon conversion of or in exchange for any other debt securities that provide for conversion or exchange into other debt securities.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of such Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 21, 2003

CANADIAN NATIONAL RAILWAY COMPANY

US$1,000,000,000

Debt Securities

Canadian National Railway Company ("CN" or the "Company") may offer and issue from time to time secured or unsecured debt securities (the "Securities") in one or more series in an aggregate principal amount not to exceed US$1,000,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in Canadian dollars, U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.

The specific terms of any offering of Securities will be set forth in a prospectus supplement (a "Prospectus Supplement") including, where applicable, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell Securities to or through underwriters or dealers purchasing as principal or through agents. The applicable Prospectus Supplement will identify each underwriter or agent with respect to the Securities and will set forth the terms of the offering of such Securities, including, to the extent applicable, the proceeds to the Company, the underwriting fees or agency commissions, and any other fees, commissions or concessions to be allowed or reallowed to dealers. See "Plan of Distribution".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

In this Prospectus, unless the context otherwise indicates, the "Company" and "CN" each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this Prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in and form an integral part of this Prospectus:

  (1)
  the Annual Information Form of the Company dated April 22, 2003 for the year ended December 31, 2002;

  (2)
  the audited consolidated financial statements of the Company for the years ended December 31, 2002 and 2001, together with the auditors' report thereon (the "Consolidated Financial Statements"), prepared in accordance with Canadian and U.S. generally accepted accounting principles ("GAAP") as contained in the Company's 2002 Annual Report;

  (3)
  the Company's Management's Discussion and Analysis contained in the Company's 2002 Annual Report;

  (4)
  the Company's Management Proxy Circular dated March 4, 2003 prepared in connection with the Company's annual meeting of shareholders held on April 15, 2003, excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation by the Human Resources and Compensation Committee" and "Performance Graph" and the related schedules; and

  (5)
  the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003 prepared in accordance with Canadian and U.S. GAAP, including the Company's Management's Discussion and Analysis relating thereto.

        Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of any offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of the Company's fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such supplement, but only for purposes of the offering of such Securities.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec H3B 2M9 (telephone: (514) 399-7091).

AVAILABLE INFORMATION

        In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024. Certain securities of the Company are listed on the New York Stock Exchange, and reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The Company has filed with the SEC a Registration Statement on Form F-9 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus includes or incorporates by reference "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus that address activities, events or developments that CN expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company and the companies or partnerships in which it has equity investments, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by CN in light of its experience and its perception of historical trends, current conditions and expected future developments and synergies resulting from the transactions referred to herein as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including the special considerations discussed in this Prospectus and the documents incorporated herein by reference; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by CN and the companies or partnerships in which it has equity investments; competitive actions by other companies; changes in laws or regulations; actions by regulators; and other factors, many of which are beyond the control of the Company and the companies or partnerships in which it has equity investments. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by CN will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, CN and the companies or partnerships in which it has equity investments.

THE COMPANY

Overview

        As of December 31, 2002, CN operated approximately 11,700 route miles in eight Canadian provinces and 6,100 route miles in 15 U.S. states totaling approximately 17,800 route miles with principal routes to every major metropolitan area in Canada and to the major U.S. rail hubs of Buffalo, Detroit, Duluth/Superior, Minneapolis/St. Paul, Chicago, St. Louis, Jackson, Memphis, New Orleans and Baton Rouge. The Company is North America's only transcontinental railroad, and Canada's largest railroad serving all five major Canadian ports on the Atlantic and Pacific Oceans and the Great Lakes as well as New Orleans on the Gulf of Mexico.

        The Company's registered and head office is located at 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9, and its telephone number is (514) 399-7091. The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol "CNR" and the New York Stock Exchange under the symbol "CNI".

Recent Developments

GLT Acquisition

        On October 20, 2003, CN announced that it had reached agreement to acquire the railroad and marine holdings of Great Lakes Transportation LLC ("GLT") for US$380 million (approximately $500 million) in a transaction that will improve CN's NAFTA rail link between Western Canada and Chicago and expand its role in the transportation of bulk commodities for the U.S. steel industry. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of eight vessels carrying bulk commodities on the Great Lakes (the "Great Lakes Fleet"). The transaction is subject to a determination by the U.S. Surface Transportation Board ("STB") that the transaction is a minor one under the STB's merger rules and, ultimately, STB's approval. Reviews by the U.S. Maritime Administration and Coast Guard are required for CN's acquisition of the Great Lakes Fleet. Review of CN's acquisition of the Great Lakes Fleet by the U.S. Federal Trade Commission and the Department of Justice Antitrust Division is also required. Assuming the STB treats the transaction as a minor one, CN expects to close the transaction by mid-year 2004.

Principal Subsidiaries

        The following lists CN's principal subsidiaries as of December 31, 2002, all of which are directly or indirectly wholly owned, and their jurisdiction of incorporation:

Name	Jurisdiction of Incorporation
Grand Trunk Corporation	Delaware
Grand Trunk Western Railroad Incorporated	Delaware
Illinois Central Corporation	Delaware
Illinois Central Railroad Company	Illinois
Canadian National Railway Properties Inc.	Canada
Wisconsin Central Transportation Corporation	Delaware
Wisconsin Central Ltd.	Illinois

USE OF PROCEEDS

        Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, acquisitions and other business opportunities.

CAPITALIZATION

        The following table sets forth the capitalization of the Company as at December 31, 2002 and September 30, 2003 based on Canadian and U.S. GAAP, respectively. The capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

        This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements of CN and related notes thereto incorporated by reference in this Prospectus.

	Canadian GAAP		U.S. GAAP
	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003
	(In millions, except percentages)
Current portion of long-term debt	$574	$537	$574	$537
Long-term debt	5,003	4,473	5,003	4,473

Total debt	5,577	5,010	5,577	5,010
Shareholders' equity
Common shares	3,576	3,490	4,785	4,642
Contributed surplus	175	166	0	0
Currency translation	132	(25)	0	0
Accumulated other comprehensive income	0	0	97	(116)
Retained earnings	2,744	2,700	3,487	3,720

Total shareholders' equity	6,627	6,331	8,369	8,246

Total capitalization	$12,204	$11,341	$13,946	$13,256

Ratio of total debt to total capitalization	45.70%	44.18%	39.99%	37.79%

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth selected historical financial and operating information of the Company. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company for the three years ended December 31, 2002, along with the notes thereto, the most recent two years of which are incorporated by reference in this Prospectus, and the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003, also incorporated by reference in this Prospectus. The unaudited interim consolidated financial information for the nine months ended September 30, 2003 has been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normally recurring accruals) necessary to present fairly the financial results for such period. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001(8)	2002(8)	2002(3)(8)		2002	2003	2003(3)
	(In millions)
						(Unaudited)
INCOME STATEMENT DATA:
Canadian GAAP(1)
Revenues	$5,446	$5,652	$6,110	US$	3,873	$4,563	$4,372	US$	3,239
Operating expenses before the following:	3,649	3,823	4,513		2,861	3,084	3,007		2,228
Depreciation and amortization	412	463	499		316	373	360		267

Operating income	$1,385	$1,366	$1,098	US$	696	$1,106	$1,005	US$	744

Net income	$774	$727	$553	US$	351	$597	$565	US$	419

U.S. GAAP(2)
Revenues	$5,428	$5,652	$6,110	US$	3,873	$4,563	$4,372	US$	3,239
Operating expenses before the following:	3,255	3,438	4,057		2,572	2,749	2,689		1,992
Depreciation and amortization	525	532	584		370	434	418		310

Operating income	$1,648	$1,682	$1,469	US$	931	$1,380	$1,265	US$	937

Cumulative effect of changes in accounting policy (net of applicable income taxes)	$—	$—	$—	US$	—	$—	$48	US$	36
Net income	$937	$1,040	$800	US$	507	$778	$790	US$	585

BALANCE SHEET DATA (at period end):
Canadian GAAP
Current assets	$1,125	$1,164	$1,163	US$	737	$1,159	$1,110	US$	822
Net properties including land	13,583	16,723	16,898		10,711	16,662	15,442		11,439
Other assets & deferred charges	411	901	863		547	900	840		622

Total assets	$15,119	$18,788	$18,924	US$	11,995	$18,721	$17,392	US$	12,883

Current and other liabilities	$5,594	$6,663	$7,294	US$	4,623	$7,127	$6,588	US$	4,880
Long-term debt	3,886	5,764	5,003		3,171	4,699	4,473		3,313
Shareholders' equity	5,639	6,361	6,627		4,201	6,895	6,331		4,690

Total liabilities and shareholders' equity	$15,119	$18,788	$18,924	US$	11,995	$18,721	17,392	US$	12,883

U.S. GAAP(2)
Current assets	$1,108	$1,164	$1,192	US$	756	$1,188	$1,131	US$	838
Net properties including land	15,638	19,145	19,681		12,475	19,348	18,478		13,688
Other assets & deferred charges	568	914	865		548	903	844		625

Total assets	$17,314	$21,223	$21,738	US$	13,779	$21,439	$20,453	US$	15,151

Current and other liabilities	$6,485	$7,605	$8,366	US$	5,303	$8,150	$7,734	US$	5,729
Long-term debt and convertible preferred securities	4,231	6,130	5,003		3,171	4,699	4,473		3,313
Shareholders' equity	6,598	7,488	8,369		5,305	8,590	8,246		6,109

Total liabilities and shareholders' equity	$17,314	$21,223	$21,738	US$	13,779	$21,439	$20,453	US$	15,151

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
FINANCIAL RATIOS:
Operating ratio(4)
Canadian GAAP(1)	74.6%	75.8	82.0%	75.8%	77,0%
U.S. GAAP	69.6%	70.2%	76.0%	69.8%	71.1%
Interest coverage (U.S. GAAP)(5)	5.74x	5.34x	4.28x	5.25x	5.24x
Debt to equity ratio (U.S. GAAP)(6)	70.70%	84.04%	66.64%	62.84%	60.76%
OPERATING DATA (U.S. GAAP):
Route miles at period end	15,532	17,986	17,821	17,843	17,539
Revenue ton miles of freight traffic (in millions)(7)	149,557	153,095	159,876	119,081	119,678
Carloads (in thousands)	3,796	3,821	4,164	3,101	3,124
Average number of employees	22,457	22,668	23,190	23,231	22,040
Revenue ton miles per average number of employees (in thousands)	6,660	6,754	6,894	5,126	5,430
Carloads per average number of employees	169.0	168.6	179.6	133.5	141.7

(1)
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the Canadian Institute of Chartered Accountant's Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy.

(2)
CN's consolidated financial statements, from which the data has been derived, are prepared on the basis of Canadian GAAP, which are different in some respects from U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, pension costs, derivative instruments, stock based compensation, joint ventures, marketable equity securities, convertible preferred securities, and the reporting of changes in accounting policies.

(3)
Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rates of $1.00 = US$0.63387 (the inverse of the Closing Rate of the Bank of Canada at December 31, 2002) and of $1.00 = US$0.74079 (the inverse of the Closing Rate of the Bank of Canada at September 30, 2003).

(4)
Operating ratio represents total rail operating expenses as a percentage of total rail revenues.

(5)
Interest coverage is equal to net income before interest, income taxes and changes in accounting policy divided by interest expense on all debts.

(6)
Total debt includes current portion of long-term debt, long-term debt and convertible preferred securities, which are classified as debt under U.S. GAAP.

(7)
Revenue ton miles represents the product of the weight of freight carried for hire and the miles such freight traveled (including freight carried across another railroad's trackage pursuant to a haulage agreement).

(8)
The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company's provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In the second quarter of 2001, the Company recorded a charge for workforce reductions, based on U.S. and Canadian GAAP, of $98 million, or $62 million after tax, a charge to write down its net investment in 360 networks Inc. of $99 million, or $71 million after-tax under U.S. GAAP and $99 million, or $77 million after-tax under Canadian GAAP and a $110 million deferred income tax recovery resulting from the enactment of lower corporate tax rates in Canada under U.S. GAAP. In the first quarter of 2001, the Company recorded a gain in connection with the sale of its fifty percent interest in the Detroit River Tunnel Company of $101 million, or $73 million after-tax under U.S. GAAP and $101 million, or $82 million after-tax under Canadian GAAP.

EARNINGS COVERAGES

        The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2002 and September 30, 2003 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of these dates. These coverage ratios do not give effect to the issuance of Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended December 31, 2002	Twelve months ended September 30, 2003
Earnings coverage (Canadian GAAP)	3.33	4.14
Earnings coverage (U.S. GAAP)	4.28	5.24

        Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debts.

        Based on Canadian GAAP, the Company's interest expense requirements amounted to approximately $353 million and $246 million for the twelve-month periods ended December 31, 2002 and September 30, 2003, respectively. Also based on Canadian GAAP, the Company's earnings before interest expense and income tax for the twelve-month periods ended December 31, 2002 and September 30, 2003 were approximately $1,174 million and $1,018 million, respectively, which is 3.33 times and 4.14 times the Company's interest expense requirements for these periods.

        Based on U.S. GAAP, the Company's interest expense requirements amounted to approximately $361 million and $244 million for the twelve-month periods ended December 31, 2002 and September 30, 2003, respectively. Also based on U.S. GAAP, the Company's earnings before interest expense and income tax for the twelve-month periods ended December 31, 2002 and September 30, 2003 were approximately $1,545 million and $1,278 million, respectively, which is 4.28 times and 5.24 times the Company's interest expense requirements for these periods.

        If the Company offers debt securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES

        The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities CN may offer will be described in greater detail in the related Prospectus Supplement and which may provide information that is different from this Prospectus. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus. Senior Securities of CN may be issued under a senior indenture, dated as of May 1, 1998 (the "Canadian Senior Indenture"), as amended and restated by an Amended and Restated Trust Indenture dated as of June 1, 1998, between the Company and BMO Trust Company (formerly The Trust Company of Bank of Montreal), as trustee, or under a senior indenture dated as of June 1, 1998 between the Company and The Bank of New York, as trustee (the "U.S. Senior Indenture" and together with the Canadian Senior Indenture, the "Senior Indentures"). Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999 (the "Subordinated Indenture"), as amended and supplemented, between the Company and BMO Trust Company (formerly The Trust Company of Bank of Montreal). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a Prospectus Supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the "indentures", and the trustees under the indentures are sometimes referred to collectively as the "trustees".

        The following summary of certain provisions of the indentures and the Securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related Prospectus Supplement. Prospective investors should rely on information in the Prospectus Supplement if it is different from the following information.

        Unless otherwise indicated, references to "CN" or the "Company" in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

        The indentures do not limit the aggregate principal amount of Securities CN or any of its subsidiaries may issue and do not limit the amount of other indebtedness they may incur. CN may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a Prospectus Supplement,

  •
  Securities will be unsecured obligations of CN;

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  senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of CN; and

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  subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

        A Prospectus Supplement will describe the following terms of any series of Securities CN may offer and may include the following:

  •
  the title of the Securities;

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  any limit on the aggregate principal amount of Securities that may be issued;

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  the date(s) of maturity;

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  the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment dates or the method for determining such date(s);

  •
  the covenants applicable to the Securities;

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  any mandatory or optional sinking fund or analogous provisions;

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  the date(s), if, any, and the price(s) at which CN is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder's option to purchase, such series of Securities and other related terms and provisions;

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  the index used to determine any payments to be made on the Securities;

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  the currency or currencies of any payments to be made on the Securities;

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  whether or not the Securities will be issued in global form, their terms and the depositary;

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  the terms upon which a global note may be exchanged in whole or in part for other Securities;

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  the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

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  any other terms of the series of Securities.

Conversion or Exchange of Securities

        If applicable, the Prospectus Supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of CN. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of CN. CN also will describe in the Prospectus Supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

        Under the indentures, an "event of default" with respect to any series of Securities includes any of the following:

  •
  failure to pay any principal or premium, when due;

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  failure to pay any interest when due, and this failure continues for 30 days;

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  failure to pay any sinking fund installment when due;

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  failure to perform any covenant or agreement relating to the Securities or in the indenture, and the failure continues for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

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  failure to pay principal when due, or acceleration, of any indebtedness of CN in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding (this provision applies to the Senior Indentures only);

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  certain events of bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of Securities.

        If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify CN (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. CN will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

        No event of default with respect to any particular series of Securities necessarily constitutes an event of default with respect to any other series of Securities.

Subordinated Securities

        The terms of a series of subordinated Securities will be set forth in the relevant indenture and the Prospectus Supplement. The subordinated Securities will be unsecured obligations of CN and will be subordinate in right of payment to certain other indebtedness of CN. Unless otherwise indicated in the related Prospectus Supplement, the indentures do not contain any restriction on the amount of senior or subordinated indebtedness that CN may incur. The subordinated Securities will be subordinate to senior debt securities of CN.

Satisfaction and Discharge of Indentures

        CN may terminate its obligation with respect to a series of Securities under the indentures if:

  •
  all the outstanding Securities of a series have been delivered to the trustee for cancellation;

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  CN has paid all sums it is required to pay under the respective indentures; or

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  CN deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the indentures to the stated maturity date or a redemption date of the Securities.

        Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

        CN and the trustees may modify or amend the indentures by obtaining the 66 2/3% approval of the holders of the outstanding Securities of each series that is affected in the case of the Senior Indentures and the majority approval in the case of the Subordinated Indenture. However, certain changes can be made only with the consent of each holder of an outstanding series of Securities. In particular, each holder of the series must consent to changes in:

  •
  the stated maturity date;

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  the principal, premium, or interest payments, if any;

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  the place or currency of any payment;

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  the rights of holders to enforce payment;

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  the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

  •
  if applicable, the subordination provisions.

        Except as otherwise specified for a series of Securities, the holders of at least 66 2/3% in aggregate principal amount of the outstanding Securities of any series issued in the case of the Senior Indentures, and at least a majority thereof in the case of the Subordinated Indenture, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

  •
  a default in any payments due under the U.S. Senior Indenture or the Subordinated Indenture or in payment of principal under the Canadian Senior Indenture; and

  •
  a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

Consolidation, Merger and Sale of Assets

        Each indenture provides that CN may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than CN) is organized under the law of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by CN, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than CN) formed by such consolidation or amalgamation, or into which CN shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

        CN has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a "Mortgage") on any present or future Railway Properties of CN or any of its Canadian or United States subsidiaries or on any shares of stock of any Railroad Subsidiary, without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured. The negative pledge covenant is subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term "Railway Properties" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term "Railroad Subsidiary" means a subsidiary whose principal assets are Railway Properties; and the term "subsidiary", subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by CN or by one or more subsidiaries of CN, or by CN and one or more subsidiaries of CN.

PLAN OF DISTRIBUTION

        The Company may sell the Securities to or through underwriters or dealers purchasing as principal or through agents.

        The Prospectus Supplement will set forth the terms of the offering and the method of distribution, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of the Securities, any public offering price, any underwriting fee, discount or commission and any fees, discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any fees, discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

RISK FACTORS

Competition

        The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company ("CP") which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

        To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company ("ICRR"), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

        In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental Matters

        The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations, real estate ownership, operation or control, and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

        While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

        In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

        The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal Injury and Other Claims

        In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor Negotiations

Canadian Workforce

        Labor agreements covering approximately 97% of the Company's Canadian unionized workforce will expire on December 31, 2003. As of September 1, 2003, either the trade union(s) or the Company can require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or amending their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. The Company is currently undergoing discussions with all its trade unions. Under the terms of the Canada Labour Code, no legal strikes or lockouts are possible before January 2004.

        The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's financial position or results of operations.

U.S. Workforce

        The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western ("GTW"), Duluth, Winnipeg and Pacific ("DWP"), ICRR, CCP Holdings, Inc. ("CCP") and Wisconsin Central Transportation Corporation ("WC"), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

        As of October 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

        Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

        The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency under the Canada Transportation Act (Canada) (the "CTA"), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

        The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead — A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government pursuant to the report's recommendations and the consultation document, or from the House Standing Committee on Transport's consideration of Bill C-26 will not materially adversely affect the Company's financial position or results of operations.

        The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection ("CBP") and the Canada Customs and Revenue Agency ("CCRA"), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's operations, or its competitive and financial position.

        In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service's Customs-Trade Partnership Against Terrorism ("C-TPAT"). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment ("CSA") program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial Instruments

        The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

        To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2003, the Company had hedged approximately 46% of the remaining estimated 2003 fuel consumption, 45% of the estimated 2004 fuel consumption and 14% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of US$0.61 per U.S. gallon.

Business Prospects and Other Risks

        In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company's results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

        Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

        Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets.

        Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Based on the Company's current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $7 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

        The economy still faces some downside risk due to the possibility of shocks to international financial markets. Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

        In addition to the inherent risks of the business cycle, the Company's operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

        Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

TAXATION

        The applicable Prospectus Supplement will describe the material Canadian and United States federal income tax consequences to an investor acquiring Securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, issued at an original issue discount or containing early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company and by Davis Polk & Wardwell, with respect to matters of United States law. Davis Polk & Wardwell may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

        As of October 21, 2003, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

INDEPENDENT AUDITORS

        The audited consolidated financial statements of the Company for each of the two years in the period ended December 31, 2002 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE U.S. FEDERAL SECURITIES LAWS

        The Company is a Canadian Company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the first paragraph under "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP, independent accountants; (iii) powers of attorney from directors and officers of the Company; and (iv) the Senior Indentures and the Subordinated Indenture.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

        Under the Canada Business Corporations Act (the "CBCA"), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, or another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. A corporation may not indemnify an individual as aforesaid unless the individual acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation's request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. If the individual does not fulfill the aforesaid conditions, the individual shall repay the moneys advanced by the corporation. A corporation may, with the approval of a court, indemnify or advance moneys as aforesaid in connection with a derivative action. A present or former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, is not entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject, because of the individual's association with the corporation or other entity if the individual seeking indemnity was not judged by the court or other competent authorities to have committed any fault or admitted to do anything that the individual ought to have done and fulfilled the conditions referred to above.

        In accordance with the CBCA, the by-laws of the Company indemnify a director or officer of the Company, a former director or officer of the Company or any person who acts or acted at the Company's request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. The Company may extend the benefits of the foregoing indemnification to other persons provided such persons are designated by way of a resolution of the board of directors of the Company.

        A policy of directors' and officers' liability insurance is maintained by the Company which insures its directors and officers for losses as a result of claims based upon their acts or omissions as directors and officers of the Company, and also reimburses the Company for amounts paid by the Company to indemnify its directors and officers as a result of such claims.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the

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Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibit No.	Description of Exhibit
4.1	Annual Information Form of the Company dated April 22, 2003 (incorporated by reference to Form 40-F filed with the Securities and Exchange Commission on May 8, 2003*)
4.2	Management's Discussion and Analysis of Financial Results and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2002 and 2001, together with the Auditors' Report thereon as contained in the Annual Report of the Company for the year ended December 31, 2002 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 14, 2003*)
4.3	The management proxy circular of the Company dated March 4, 2003 prepared in connection with the Company's annual meeting of shareholders held on April 15, 2003, excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation by the Human Resources and Compensation Committee" and "Performance Graph" and the related schedules (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 14, 2003*)
4.4	The unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 21, 2003*)
5.1	Consent of KPMG LLP
6.1	Powers of Attorney given by officers and directors signing this Registration Statement are set forth on the signature page
7.1	Indenture dated as of June 1, 1998 between the Company and The Bank of New York, as Trustee (incorporated by reference to Registration No. 333-8518, Registration Statement on Form F-9 filed June 5, 1998, Exhibit 7.4)
7.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee (incorporated by reference to Registration No. 333-8518, Registration Statement on Form F-9 filed June 5, 1998, Exhibit 7.3)
7.3	Indenture dated as of June 23, 1999 between the Company and BMO Trust Company (formerly the Trust Company of Bank of Montreal), as Trustee (incorporated by reference to Amendment No. 2 to Registration No. 333-10420 Registration Statement on Form F-10 filed June 17, 1999, Exhibit 7.1)

Additional exhibits to this Registration Statement may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of this Registration Statement.

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* Commission File No. 1-2413.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process

        Concurrently with the filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, on the 21st day of October, 2003.

CANADIAN NATIONAL RAILWAY COMPANY
By:	/s/ E. HUNTER HARRISON Name: E. Hunter Harrison Title: President and Chief Executive Officer
By:	/s/ SEAN FINN Name: Sean Finn Title: Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 21st day of October, 2003. Each person whose signature appears below hereby authorizes any one of Claude Mongeau, Sean Finn or Ghislain Houle, with full power of substitution, to execute in the name of such person and to file any amendment or post-effective amendment to this Registration Statement, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints any one of Claude Mongeau, Sean Finn or Ghislain Houle, with full power of substitution, attorney-in-fact to sign in his behalf individually and in each capacity below and to file any amendment and post-effective amendment to this Registration Statement.

Signature	Title

/s/ E. HUNTER HARRISON E. Hunter Harrison	Director, President and Chief Executive Officer
/s/ CLAUDE MONGEAU Claude Mongeau	Executive Vice President and Chief Financial Officer
/s/ DAVID G.A. MCLEAN David G.A. McLean	Director and Chairman of the Board
/s/ MICHAEL R. ARMELLINO Michael R. Armellino	Director
/s/ A. CHARLES BAILLIE A. Charles Baillie	Director

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/s/ HUGH J. BOLTON Hugh J. Bolton	Director
/s/ PURDY CRAWFORD Purdy Crawford	Director
/s/ J.V. RAYMOND CYR J.V. Raymond Cyr	Director
/s/ GORDON D. GIFFIN Gordon D. Giffin	Director
/s/ JAMES K. GRAY James K. Gray	Director
/s/ EDITH E. HOLIDAY Edith E. Holiday	Director
/s/ V. MAUREEN KEMPSTON DARKES V. Maureen Kempston Darkes	Director
/s/ GILBERT H. LAMPHERE Gilbert H. Lamphere	Director
/s/ DENIS LOSIER Denis Losier	Director
/s/ EDWARD C. LUMLEY Edward C. Lumley	Director
/s/ ROBERT PACE Robert Pace	Director
/s/ JANET GILBERT Janet Gilbert	Authorized Representative in the United States

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Exhibits

        The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description of Exhibit
4.1	Annual Information Form of the Company dated April 22, 2003 (incorporated by reference to Form 40-F filed with the Securities and Exchange Commission on May 8, 2003)
4.2	Management's Discussion and Analysis of Financial Results and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2002 and 2001, together with the Auditors' Report thereon as contained in the Annual Report of the Company for the year ended December 31, 2002 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 14, 2003)
4.3	The management proxy circular of the Company dated March 4, 2003 prepared in connection with the Company's annual meeting of shareholders held on April 15, 2003, excluding the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation by the Human Resources and Compensation Committee" and "Performance Graph" and the related schedules (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 14, 2003)
4.4	The unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 21, 2003)
5.1	Consent of KPMG LLP
6.1	Powers of Attorney given by officers and directors signing this Registration Statement are set forth on the signature page
7.1	Indenture dated as of June 1, 1998 between the Company and The Bank of New York, as Trustee (incorporated by reference to Registration No. 333-8518, Registration Statement on Form F-9 filed June 5, 1998, Exhibit 7.4)
7.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee (incorporated by reference to Registration No. 333-8518, Registration Statement on Form F-9 filed June 5, 1998, Exhibit 7.3)
7.3	Indenture dated as of June 23, 1999 between the Company and BMO Trust Company (formerly the Trust Company of Bank of Montreal), as Trustee (incorporated by reference to Amendment No. 2 to Registration No. 333-10420 Registration Statement on Form F-10 filed June 17, 1999, Exhibit 7.1)

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
STATEMENT REGARDING FORWARD-LOOKING INFORMATION
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
EARNINGS COVERAGES
DESCRIPTION OF SECURITIES
PLAN OF DISTRIBUTION
RISK FACTORS
TAXATION
LEGAL MATTERS
INDEPENDENT AUDITORS
ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES